Interim Financial Information

Flex LNG Ltd.

Fourth Quarter 2024
February 4, 2025

February 4, 2025 - Hamilton, Bermuda
Flex LNG Ltd. ("we", "us", "our", "Flex LNG", or the “Company”) today announced its unaudited financial results for the year ended December 31, 2024.

Highlights:
A summary of our financial highlights for the quarter are below:

	Q4 2024	Q3 2024
Vessel operating revenues	$90.9m	$90.5m
Net income	$45.2m	$17.4m
Earnings per share (basic)	$0.84	$0.32

Cash and cash equivalents	$437.2m	$289.5m
Vessels and equipment, net	$2,154.5m	$2,171.7m
Long-term debt	$(1,810.2)m	$(1,673.1)m

Non-GAAP Measures [1]
Time Charter Equivalent rate	$75,319	$75,426
Adjusted EBITDA	$68.7m	$70.4m
Adjusted net income	$30.8m	$28.7m
Adjusted earnings per share (basic)	$0.57	$0.53

(1)Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included at the end of this earnings report.

A summary of key events for the quarter:
•In October 2024, the Company closed the sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Endeavour (the "Flex Endeavour Sale and Leaseback") and received net cash proceeds of $160.0 million. Under the terms of the agreement, the vessel was sold for a consideration of $160.0 million, with a bareboat charter of approximately 9.9 years. The bareboat rate payable under the lease has a fixed element based on a fixed rate of interest and a variable element based on term Secured Overnight Financing Rate ("SOFR") plus a margin. The Company has the option to terminate the lease and repurchase the vessel at fixed price after approximately 8.5 years. Flex Endeavour was unencumbered at the end of Q3 2024, therefore cash proceeds of $160.0 million resulted in an increase in Cash and cash equivalents and Long-term debt in the fourth quarter 2024;
•In November 2024, the Company signed an amendment under the Flex Enterprise $150 Million Facility to convert the non-amortizing term loan tranche of $83.7 million to a non-amortizing revolving credit facility. The Company's revolving credit facility capacity therefore increased to $413.7 million in the fourth quarter 2024;
•In November 2024, the charterer of Flex Courageous and Flex Resolute, agreed to amend and extend by way of addendum to the existing time charters, to include a new firm period from 2029 to 2032 following the

1	Flex LNG Ltd. Fourth Quarter Results 2024

last two year option under the original time charter contract. The addendum includes additional options for the Charterer to extend each vessel by up to seven years in periods of two years, two years and three years;
•In November 2024, the charterer of Flex Constellation sent notice that they will not utilize their extension option under the time charter. The vessel is expected to be re-delivered from the existing contract late in the first quarter of 2025. Following the re-delivery, the vessel will be marketed for short-term contracts, until the commencement of a new 15 year time charter contract during the first or second quarter of 2026;
•In November 2024, Flex Constellation signed a new time charter contract with a large Asian utility and asset backed LNG trader for a period of 15 years. The time charter contract will commence during the first or second quarter of 2026, and has a firm period ending in 2041, including options for the charterer to extend the vessel by additional two years up to 2043;
•On February 3, 2025, the Company's Board of Directors decided to initiate the process of applying for a voluntarily delisting of the shares on Oslo Stock Exchange. The application to delist from Oslo Stock Exchange will require a resolution from the Annual General Meeting. It is the intention of the Company to recommend such proposal on the agenda for the 2025 Annual General Meeting. For further information, refer to Note 16 - Subsequent Events;
•The Company declared a dividend for the fourth quarter 2024 of $0.75 per share. The dividend is payable on or about March 5, 2025 to shareholders, on record as of February 20, 2025.

2	Flex LNG Ltd. Fourth Quarter Results 2024

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
We are pleased to deliver stellar financial performance for the fourth quarter in line with our previous guidance. Our Time Charter Equivalent rate for the fleet of $75,319/day was slightly ahead of guidance of $73-75,000/day. Adjusted EBITDA was $68.7 million, also in line with guidance of close to $70 million. We recorded substantial profits on our portfolio of interest rate swaps as we increased our interest rate hedging significantly during the interest rate slump at the beginning of September. During the fourth quarter, interest rates rallied, and we therefore booked $20.1 million of gains on these derivatives of which $5.1 million were realized during the quarter. Hence, adjusted net income for the fourth quarter came in at $30.8 million, corresponding to earnings per share and adjusted earnings per share of $0.84 and $0.57 respectively.

During 2024, and in the fourth quarter particularly, we were able to secure new attractive backlog which will insulate us from the current market weakness. In November, we announced extension of the Time Charters for Flex Courageous and Flex Resolute where we added up to 10 years of new charter period for each ship from 2029 onwards, in which the three first years are firm. During the first quarter of 2024, the charterer also extended these time charters by two years each from 2025 to 2027 with a further option to extend these two ships from 2027 to 2029, coinciding with the new charter period from 2029. Furthermore, in December, we announced a new 15-year Time Charter for Flex Constellation from 2026 to 2041 where the charterer has the option to extend the ship up to 2043. Flex LNG is thus very well positioned with 62 years of minimum charter backlog equal to about five years of contract backlog per ship, on average. Furthermore, this backlog may grow to 96 years in the event charterers utilize all their extension options.

In the latter part of 2024, we also carried out some further optimization of our balance sheet with two refinancings worth $430 million enabling us to raise net cash proceeds of $97 million while at the same time both lowering our interest costs and increasing our debt maturity profile. Additionally, we increased our non-amortizing revolving credit facilities from $330 million to $414 million which reduces the cost of having such on-demand credit accessible. As a result, we closed the year with $437 million of cash-at-hand with first debt maturity in 2028.

The short to medium term outlook for LNG shipping is challenging given the numerous ship deliveries ahead of ramped up new export capacity. As such, we think 2024 to 2027 will probably resemble the period 2014 to 2017. There is one key difference, we will likely see a sharp increase in the demolition of older, less efficient tonnage, primarily steam tonnage which will prepare the ground for improved markets, similar to what was experienced in 2017. In any case, Flex LNG utilized the upturn in 2021 to 2023 well to build both a fortress balance sheet and charter backlog and we are well prepared for the current weak market. We are therefore guiding financial performance in 2025 to be in line with what we achieved in 2024.

Our dividend is also steady with the Board once again declaring an ordinary quarterly dividend per share of $0.75. This is our fourteenth ordinary quarterly dividend of $0.75 per share and when adding the special dividends, we will have paid out $610 million of dividends to our shareholders the last 3.5 years.

3	Flex LNG Ltd. Fourth Quarter Results 2024

Business Update and Fleet Overview
In November 2024, the charterer of Flex Constellation sent notice that they will not utilize their extension option under the time charter agreement. The vessel is expected to be redelivered from the existing contract late in the first quarter of 2025. Following the redelivery, the vessel will be marketed for short-term contracts, until the commencement of a new 15 year time charter contract during the first or second quarter of 2026.

In November 2024, Flex Constellation signed a new time charter contract with a large Asian utility and asset backed LNG trader for a period of 15 years. The time charter contract will commence during the first or second quarter of 2026, and has a firm period ending in 2041, including options for the charterer to extend the vessel by additional two years up to 2043.

In November 2024, the charterer of Flex Courageous and Flex Resolute, agreed to amend and extend by way of addendum to the existing time charter contracts, to include a new firm period from 2029 to 2032 following the last two year option under the original time charter contract. The addendum includes additional options for the Charterer to extend each vessel by up to seven years in periods of two years, two years and three years.

As at the date of this report, the firm contract coverage is 90.0% for the remainder of 2025, and the aggregate firm contract backlog for the fleet is 62 years based on the earliest charter expirations, which could increase to 96 years if our charterers exercise all of the contracted options.

We achieved technical uptime, on our vessels of 99.0% in the fourth quarter 2024 and 99.7% for the year ended December 31, 2024. This excludes offhire days for scheduled drydockings in 2024.

For the remainder of 2025, we have 14.5% exposure to the spot market depending on charterers' exercising the extension options. The 2025 market exposure is related to our market-linked contract for Flex Artemis and the open period in respect of Flex Constellation.

4	Flex LNG Ltd. Fourth Quarter Results 2024

The following table sets forth an overview of our fleet as of February 4, 2025:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	0.075%	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	0.075%	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation(6)	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2025	Q1 2043
Flex Courageous(5)	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2027	Q1 2039
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	0.035%	Q3 2025	Q3 2030
Flex Resolute(5)	2020	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2039
Flex Freedom	2021	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2031	Q2 2033

(1)    As used in this report, "HO" means Hanwha Ocean (formerly known as Daewoo Ship building and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.

(2)    "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.

(3)    The expiration of our charters is considered the firm period known to the Company as of February 4, 2025, however these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.

(4)    Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

(5)     The charterer of Flex Courageous and Flex Resolute, amended and extended the time charter contracts, to include a new firm period from Q1 2029 to Q1 2032, following the end of the last two year option period from Q1 2027 to Q1 2029 under the original time charter contracts. The addendum includes additional options for the Charterer to extend each vessel up to Q1 2039.

5	Flex LNG Ltd. Fourth Quarter Results 2024

(6)    In November 2024, Flex Constellation signed a new time charter contract with a large Asian utility and asset backed LNG trader for a period of 15 years. The charter will commence during the first or second quarter of 2026, and has a firm period ending in 2041. The contract includes options for the charterer to extend the vessel by additional two years up to 2043.

Finance update
As of December 31, 2024, the Company had cash and cash equivalents of $437.2 million, which includes an aggregate of $413.7 million of fully drawn revolving tranches under the $270 Million Facility, $290 Million Facility and the Flex Enterprise $150 Million Facility.

As of December 31, 2024, the Company had total long-term debt of $1,810.2 million, with the current portion of $106.7 million and non-current portion of $1,703.5 million.

In October 2024, the Company closed the sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Endeavour (the "Flex Endeavour Sale and Leaseback") and received net cash proceeds of $160.0 million. Under the terms of the agreement, the vessel was sold for a consideration of $160.0 million, with a bareboat charter of approximately 9.9 years. The bareboat rate payable under the lease has a fixed element based on a fixed rate of interest and a variable element based on term SOFR plus a margin. The Company has the option to terminate the lease and repurchase the vessel at fixed price after approximately 8.5 years. Flex Endeavour was unencumbered at the end of Q3 2024, therefore cash proceeds of $160.0 million resulted in an increase in Cash and cash equivalents and Long-term debt in the fourth quarter 2024.

In November 2024, the Company signed an amendment under the Flex Enterprise $150 Million Facility to convert the non-amortizing term loan tranche of $83.7 million to a non-amortizing revolving credit facility. The Company's revolving credit facility capacity therefore increased to $413.7 million in the fourth quarter 2024.

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby floating rate has been swapped to a fixed rate of interest. As of December 31, 2024, the Company has fixed interest rates on an aggregate notional principal amount of $635.0 million. The interest rate swaps have a fixed rate of interest based on SOFR with a weighted average fixed interest rate of 1.96% and a weighted average duration of 3.8 years.

6	Flex LNG Ltd. Fourth Quarter Results 2024

Results for the three months ended December 31, 2024 and September 30, 2024
The Company recorded vessel operating revenues of $90.9 million for the fourth quarter 2024, compared to $90.5 million in the third quarter 2024. The increase in revenue is due to the amendment and extension of the original time charter contracts for Flex Resolute and Flex Courageous in November 2024. In addition, the Company recorded revenue of $1.4 million related to European Union Allowances (EUAs) in the fourth quarter 2024. These EUAs are receivable from our Charterers under the time charter contracts for voyages subject to the European Union's Emissions Trading System (EU ETS), which became applicable to the maritime industry in 2024. An equivalent amount has been recorded under Voyage expenses for the period. This has been offset by the decrease in spot market rates, which affected the variable rate contract for Flex Artemis, and repair and maintenance work, which resulted in 12.5 offhire days in the fourth quarter.

Voyage expenses, which include voyage specific expenses, broker commissions, EUAs and bunker consumption, were $1.8 million in the fourth quarter 2024, compared to $0.3 million in the third quarter 2024, The increase in voyage expenses is due to the accrual of $1.4 million in relation to the obligation to settle EUAs under the EU ETS.

Vessel operating expenses were $17.6 million in the fourth quarter 2024, compared to $17.8 million in the third quarter 2024.

Administrative expenses were $2.7 million in the fourth quarter 2024, compared to $1.9 million in the third quarter 2024.

Depreciation was $19.0 million in the fourth quarter 2024, compared to $19.0 million in the third quarter 2024.

Interest income was $1.5 million in the fourth quarter 2024, compared to $0.9 million in the third quarter 2024.

Interest expense was $25.5 million in the fourth quarter 2024, compared to $26.3 million in the third quarter 2024.

Extinguishment costs of long-term debt were $nil in the fourth quarter 2024, compared to $0.6 million in the third quarter 2024.

The Company recorded a gain on derivatives of $20.1 million in the fourth quarter 2024, which includes an unrealized gain of $15.0 million, as a result of the change in fair value of our interest rate swap derivatives and a net realized gain of $5.1 million on interest rate swap settlements in the period. This compares to a net loss on derivatives for the third quarter 2024 of $8.0 million, which included a net unrealized loss of $10.5 million and a net realized gain of $2.5 million.

7	Flex LNG Ltd. Fourth Quarter Results 2024

The Company recorded a foreign exchange loss of $0.5 million in the fourth quarter 2024, compared to a $0.1 million gain in the third quarter 2024.

The Company recorded other financial items expense of $0.2 million in the fourth quarter 2024, compared to an expense of $0.1 million in the third quarter 2024.

Net income for the fourth quarter 2024 was $45.2 million and basic earnings per share were $0.84, compared to a net income of $17.4 million and basic earnings per share of $0.32 for the third quarter 2024.

Adjusted EBITDA1 was $68.7 million for the fourth quarter 2024, compared to $70.4 million for the third quarter 2024.

Adjusted net income1 for the fourth quarter 2024 was $30.8 million and adjusted earnings per share of $0.57, compared to an adjusted net income of $28.7 million and adjusted earnings per share of $0.53 for the third quarter 2024.

The time charter equivalent rate1 for the fourth quarter 2024 was $75,319 per day compared to $75,426 per day for the third quarter 2024.

Results for the year ended December 31, 2024 and December 31, 2023
Vessel operating revenues were $356.3 million for the year ended December 31, 2024 compared to $371.0 million for the year ended December 31, 2023. The decrease in vessel operating revenues is primarily due to the decline in the spot market affecting one vessel on a variable rate contract, Flex Artemis. In addition to this, the declaration of extension options for the vessels Flex Resolute and Flex Courageous under the original time charter contracts in early 2024 resulted in a decrease in revenue for the year ended 2024. However, the amendment to the time charter contracts for both of these vessels in November 2024 resulted in a positive revenue effect for the fourth quarter 2024. These effects are offset by the completion of two drydocks in 2024 for the vessels Flex Constellation and Flex Courageous, compared to a total of four drydocks in 2023, thus resulting in lower offhire days for the period.

Voyage expenses, which include voyage specific expenses, broker commissions, EUAs and bunker consumption, were $3.4 million for the year ended December 31, 2024 compared to $1.7 million for the year ended December 31, 2023.

Vessel operating expenses were $69.9 million for the year ended December 31, 2024, compared to $68.4 million for the year ended December 31, 2023. The increase in vessel operating expenses is a result of some of the vessels
1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

8	Flex LNG Ltd. Fourth Quarter Results 2024

reaching running hour milestones resulting in additional cost in relation to routine main engine and auxiliary engine maintenance.

Administrative expenses were $9.8 million for the year ended December 31, 2024 compared to $10.5 million for the year ended December 31, 2023. The decrease in administrative expenses is principally due to a decrease in performance related bonuses in 2024 when compared to 2023.

Depreciation for the year ended December 31, 2024 amounted to $75.5 million compared to $73.4 million for the year ended December 31, 2023. The increase in depreciation is as a result of six drydocks completed between 2023 and 2024, which were capitalized at a higher cost than the initial drydock component capitalized upon the delivery of each vessel from the shipyard.

Interest income was $4.5 million in the year ended December 31, 2024, compared to $4.9 million in the year ended December 31, 2023.

Interest expense was $105.6 million in the year ended December 31, 2024, compared to $108.7 million in the year ended December 31, 2023.

Extinguishment costs of long-term debt were $0.6 million in the year ended December 31, 2024, compared to $10.2 million in the year ended December 31, 2023. In 2023, the Company recorded a write-off of unamortized debt issuance costs of $8.8 million and direct exit costs of $1.4 million in relation to the extinguishment of the $629 Million Facility and the Flex Amber Sale and Leaseback as part of the Company's refinancing under the balance sheet optimization programme.

The Company recorded a gain on derivatives of $22.8 million in the year ended December 31, 2024, which includes a net unrealized gain on derivatives of $1.8 million and a net realized gain of $21.0 million. This compares to a net gain on derivatives of $18.3 million in the year ended December 31, 2023, which includes a net unrealized loss of $6.7 million and a net realized gain of $25.0 million. The unrealized gain or loss on derivatives is primarily derived from the movements in the fair value of the interest rate swaps which will fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest during the period. The realized gain/(loss) on derivative settlements will be affected by changes in the shorter term floating rate of interest compared to the respective agreements' fixed rate of interest.

The Company recorded a foreign exchange loss of $0.7 million in the year ended December 31, 2024, compared to a loss of $0.4 million in the year ended December 31, 2023.

9	Flex LNG Ltd. Fourth Quarter Results 2024

The Company recorded other financial items expense of $0.4 million in the year ended December 31, 2024, compared to an expense of $0.9 million in the year ended December 31, 2023.

The Company reported a net income of $117.7 million and basic earnings per share of $2.19 for the year ended December 31, 2024, compared to a net income of $120.0 million and basic earnings per share of $2.24 for the year ended December 31, 2023.

Adjusted EBITDA2 for the year ended December 31, 2024, was $272.9 million compared to $289.6 million for the year ended December 31, 2023.

Adjusted net income2 for the year ended December 31, 2024, was $127.7 million and basic adjusted earnings per share of $2.37, compared to an adjusted net income of $137.3 million and basic adjusted earnings per share of $2.56 for the year ended December 31, 2023.

The time charter equivalent rate2 for the year ended December 31, 2024, was $74,927 per day compared to $79,461 per day for the year ended December 31, 2023.

Cash Flow for the three months ended December 31, 2024 and September 30, 2024
Total cash, cash equivalents and restricted cash was $437.2 million as at December 31, 2024, compared to $289.6 million as at September 30, 2024.

Net cash provided by operating activities in the fourth quarter 2024 was $52.3 million, compared to $48.2 million in the third quarter 2024. In the fourth quarter 2024, net income, after adjusting for non-cash items, was $50.4 million compared to $49.0 million in the third quarter 2024. Expenditure in relation to upcoming 2025 drydockings was $1.7 million for the fourth quarter 2024, compared to $0.8 million for the third quarter 2024. The Company had positive working capital adjustments of $3.6 million for the fourth quarter 2024, compared to positive working capital adjustments of $0.6 million in the third quarter 2024.

Net cash used in investing activities was $nil in the fourth quarter 2024 and $0.0 million in the third quarter 2024.

Net cash provided by financing activities was $95.8 million in the fourth quarter 2024, compared to $129.0 million used in financing activities in the third quarter 2024.

2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

10	Flex LNG Ltd. Fourth Quarter Results 2024

Balance Sheet as at December 31, 2024
In the year ended December 31, 2024, the net book value of vessels and equipment was $2,154.5 million compared to $2,217.3 million as at December 31, 2023. The movement is explained by depreciation of $75.5 million and drydocking additions of $12.6 million, of which $2.2 million relates long lead items for planned five-year special surveys in 2025.

As at December 31, 2024, total long-term debt was $1,810.2 million, compared to $1,812.1 million as at December 31, 2023, of which the current portion of long-term debt was $106.7 million and $103.9 million respectively.

In the year ended December 31, 2024, the following material factors resulted in an increase in the Company's long-term debt:
•Closing proceeds of $160.0 million from the Flex Endeavour Sale and Leaseback;
•Drawdown of $270.0 million under the term and revolving tranches of the $270 Million Facility; and
•Regular amortization of debt issuance costs of $2.5 million.

Whereas, the following material factors resulted in a decrease in the Company's long-term debt:
•Regular repayment of debt of $102.4 million;
•Prepayment of $80.8 million and $250.0 million, which was the full amount outstanding under the term and revolving credit facility under the $375 Million Facility; and
•Financing costs of $1.4 million and $1.5 million in relation to the refinancing of the $270 Million Facility and the $160 Million Flex Endeavour Sale and Leaseback respectively.

As at December 31, 2024, total equity was $806.6 million compared to $847.7 million as at December 31, 2023. This decrease in equity consists of distributions paid of $161.7 million, offset by net income of $117.7 million and $3.0 million relating to share-based compensation and distributed treasury shares for year ended December 31, 2024.

11	Flex LNG Ltd. Fourth Quarter Results 2024

LNG Market Update
The year 2024 concluded with high gas prices, driven by robust European gas consumption during the last quarter of 2024 that pushed the TTF to $14.5/MMBtu, a 27% year-over-year increase. This significant price increase was fuelled by periods of low renewable energy production in Europe and heightened geopolitical uncertainty from Ukraine's fulfillment of its promise to halt the transit of Russian gas through its territory, as the transit agreement expired on January 1, 2025. Asian spot prices mirrored the TTF's upward trajectory, albeit at a slight discount and thereby eliminating any arbitrage opportunities, ending 2024 at $14.1/MMBtu (vs. $11.9/MMBtu at YE2023). Q4-2024 was also a period with increased nuclear power availability in South Korea and Japan and relatively mild weather in North-East Asia. With JKM prices above $14/MMBtu equal to oil price on energy equivalent basis of ~$80boe, several price-sensitive emerging economies begin shifting to more affordable energy alternatives, notably coal.

Driven by relatively low LNG prices in the first half of 2024, Asia's LNG imports grew by 7% year-over-year, reaching 292 million tonnes (MT) for the full-year of 2024, up from 274 MT in 2023. China led this expansion, increasing imports by 6% to 78.5 MT in 2024, just ~2 MT below the record year of 2021. The mature JKT markets – Japan, South Korea, and Taiwan – collectively grew their LNG imports by 3% to a total of 139 MT. Among them, South Korea's imports rose by 3.5% to 47.7 MT, while Taiwan saw the highest growth at 8.3%, reaching 22.4 MT. India also saw robust demand, with LNG imports surging 14% to 26.5 MT. In contrast, Europe scaled back its LNG imports in 2024 following flat growth between 2022 and 2023. European LNG imports declined by 18%, from 125.4 MT in 2023 to 103.1 MT in 2024. The sharpest reductions occurred in the UK, where imports halved from 14.8 MT to 7.4 MT, and in Spain, which imported 4.1 MT less than the previous year. This decline was driven by increased pipeline gas exports from Norway and demand-side shifts, including the gradual deindustrialization of energy-intensive industries.

Despite achieving its 90% storage capacity target by the end of August – well ahead of the EU’s November 1st deadline – European gas storage levels have since dropped significantly, marking the fastest depletion rate since 2021. The rapid drawdown has been driven by diminished wind power output, low winter temperatures, and Ukraine’s suspension of Russian pipeline gas flows to Europe. As of early February, European storage levels stand at approx. 53%, down from ~70% at the same time last year.

According to data from Kpler, global LNG exports grew marginally in 2024, rising just 0.2% to 414 MT—the slowest growth ever recorded. The US increased its LNG exports by 1.2% (+1.1 MT), reaching 87.2 MT. Combined, the US, Australia, and Qatar accounted for 248 MT, or 60% of total global exports, reflecting a modest year-over-year increase of 1.6 MT. Other notable supply-side trends included Russia (+3.9% to 33.6 MT), Malaysia (+3.8% to 28.0 MT), and Nigeria (+8.6% to 14.6 MT). Russia increased utilization at the Yamal LNG facility and commissioned its Arctic LNG 2 project; however, output at the latter was curtailed in Q4 due to a limited buyer pool amid Western sanctions. Malaysia’s Petronas increased exports from its Bintulu LNG plant by 1.4 MT, while LNG loadings from

12	Flex LNG Ltd. Fourth Quarter Results 2024

Nigeria’s Bonny LNG terminal rose by 1.2 MT. Altogether, these three countries – Russia, Malaysia, Nigeria – contributed 3.5 MT of additional LNG supply in 2024. However, these gains were largely offset by sharp declines by Egypt, who for the first time since 2018, became a net importer. Exports from Egypt dropped from 3.4 MT in 2023 to just 0.5 MT in 2024 due to rising domestic demand and falling production from the Zohr gas field.

The US LNG industry achieved significant milestones in December 2024 with two new export facilities commencing production, the first since March 2022. Venture Global’s Plaquemines LNG plant in Louisiana began production on December 14, followed by its first shipment to Germany on December 26. Shortly thereafter, Cheniere’s Corpus Christi Liquefaction Stage 3 (CCL Stage 3) in Texas produced its first LNG on December 30. Plaquemines LNG, poised to become one of the world’s largest facilities with a total capacity of 20 MTPA, began operations just 30 months after its FID, marking a rapid timeline. Its capacity is expected to be fully online by mid-2027. Meanwhile, CCL Stage 3, an expansion of Cheniere’s existing Corpus Christi terminal, will gradually bring its seven midscale trains online, contributing 10.4 MTPA by the end of 2026.

The newly inaugurated U.S. President Trump issued an executive order directing the resumption of export permit processing for new LNG projects. This decision reverses the pause on permit approvals imposed by former President Biden a year earlier and it’s expected to provide significant momentum to new FIDs. Notable projects that could benefit include Louisiana LNG (formerly Driftwood LNG, 27.6 MTPA), CP2 (20 MTPA), Lake Charles (16.5 MTPA), Rio Grande T1-3 (11.7 MTPA), and Delfin FLNG (13.3 MTPA). In total, at least 100 MTPA of new projects or expansions are set to gain from this policy shift.

Spot dayrates for modern two-stroke vessels averaged ~$30,000/day in the fourth quarter of 2024 vs. $170,000/day in Q4-2023, according to Spark. We have experienced the weakest spot market on record during the winter market of 2024/25, according to Clarksons SIN, with no sign of the traditional seasonal demand surge typically observed entering the winter period. For the full year of 2024, the spot rates averaged $52,000/day, compared to $117,000/day in FY2023. This decline is attributed to a mismatch between the flurry of LNGC newbuildings delivered from the yards and muted new LNG volume supply. Looking ahead, no significant market rebalancing in favour of shipowners is expected, as the oversupply of new tonnage is anticipated to persist over the next 24 months. Shipbrokers are currently quoting spot rates at less than $10,000/day for modern tonnage.

The soft market sentiment continues to impact short-term term rates, exerting pressure on one-year and three-year TC rates. According to shipbrokers, current one-year TC rates are quoted at approximately $30–$35,000/day, while three-year TC rates at $45,000/day. These levels highlight significant vessel availability in the 2025–2027 period. In contrast, longer-term rates have shown greater resilience. For contracts of five years or more, rates are quoted at $85–$90,000/day, supported by stable newbuild prices, currently quoted at around $255 million.

13	Flex LNG Ltd. Fourth Quarter Results 2024

With 2024 now behind us, the total number of signed newbuilding orders reached 79. These include 49 orders for the “industry standard” 174,000 cbm vessels, four for 175,000 cbm, one for 180,000 cbm, one for 200,000 cbm (an FSRU), and 24 orders for QatarEnergy’s 271,000 cbm vessels. The 79 shipbuilding contracts signed in 2024 compares to 72 in 2023, 176 in 2022, and 86 in 2021. QatarEnergy has completed its major LNG shipbuilding program, which includes 128 vessels – 104 conventional 174,000 cbm sized and 24 QC-MAX vessels of 271,000 cbm sized – by finalizing a charter agreement with MOL and COSCO Shipping. A joint venture, with MOL and COSCO Shipping each owning a 50% share, will manage the six QC-Max LNG carriers ordered in September 2024.

The Red Sea regained attention following the announcement of an Israel-Hamas ceasefire agreement and the Houthis' declaration of safe passage for non-Israeli ships. Although the Houthis have stated that they will halt attacks, many shipping firms remain cautious about resuming operations in the region. The long-term viability of safe passage depends on a sustained ceasefire, and rushing back prematurely could lead to further disruptions in schedules and trade routes, given the region's persistent instability. If Phase 2 of the Israel-Hamas agreement progresses successfully later this year, it could serve as a catalyst for increased Red Sea transits and lower ton-miles. However, the reopening of the Suez Canal route primarily benefits Qatari cargo flows to Europe. The U.S. LNG cargoes traveling via the Panama Canal to Asia would continue the same sailing distance, effectively double the sailing distance compared to exports to Europe. As a result, the reopening of Suez will likely have limited impact on the overall LNG shipping demand.

14	Flex LNG Ltd. Fourth Quarter Results 2024

Fourth Quarter 2024 Result Presentation
Flex LNG will release its financial results for the fourth quarter 2024 on Tuesday February 4, 2025.

In connection with the earnings release, we will host a video webcast at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast use the following link:
https://events.webcast.no/flexlng/IqCHF6PFRyOkoOhpdu6c/PMSD499mqOAthrQTOvYK

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms a part of this report.

15	Flex LNG Ltd. Fourth Quarter Results 2024

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns, potential liability from pending

16	Flex LNG Ltd. Fourth Quarter Results 2024

or future litigation, global and regional economic and political conditions or developments, armed conflicts, including the war between Russia and Ukraine, as well as the developments in the Middle East, including continued conflicts between Israel and Hamas and the conflict regarding the Houthi attack in the Red Sea, trade wars, tariffs, embargoes and strikes, the impact of the U.S. presidential and congressional election results affecting the economic, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

17	Flex LNG Ltd. Fourth Quarter Results 2024

Board of Directors of Flex LNG Ltd.

February 4, 2025

Ola Lorentzon
Chairman of the Board of Directors

Steen Jakobsen
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

18	Flex LNG Ltd. Fourth Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2024	2024	2023	2024	2023
Vessel operating revenues		90,934	90,483	97,234	356,349	371,022
Voyage expenses		(1,793)	(273)	(222)	(3,368)	(1,678)
Vessel operating expenses		(17,597)	(17,836)	(18,421)	(69,918)	(68,357)
Administrative expenses		(2,651)	(1,876)	(2,110)	(9,788)	(10,467)
Depreciation	7	(19,015)	(19,012)	(18,757)	(75,482)	(73,363)
Operating income		49,878	51,486	57,724	197,793	217,157
Interest income		1,471	937	950	4,467	4,868
Interest expense		(25,467)	(26,315)	(27,655)	(105,588)	(108,724)
Extinguishment costs of long-term debt		—	(637)	—	(637)	(10,238)
(Loss)/gain on derivatives	10	20,089	(8,032)	(11,622)	22,838	18,281
Foreign exchange (loss)/gain		(486)	84	255	(665)	(350)
Other financial items		(206)	(97)	(257)	(392)	(877)
Income before tax		45,279	17,426	19,395	117,816	120,117
Income tax expense		(62)	(18)	(4)	(132)	(78)
Net income		45,217	17,408	19,391	117,684	120,039

Earnings per share:
Basic	3	0.84	0.32	0.36	2.19	2.24
Diluted	3	0.84	0.32	0.36	2.18	2.22

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
		2024	2024	2023	2024	2023
Net income for the period		45,217	17,408	19,391	117,684	120,039
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income		45,217	17,408	19,391	117,684	120,039

The accompanying notes are an integral part of these condensed consolidated financial statements.

19	Flex LNG Ltd. Fourth Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		December 31,	September 30,	December 31,
	Note	2024	2024	2023
ASSETS
Current assets
Cash and cash equivalents	4	437,154	289,519	410,425
Restricted cash	4	49	54	119
Inventory		4,824	4,968	5,091
Other current assets	5	31,666	37,192	26,640
Receivables due from related parties	12	686	757	786
Total current assets		474,379	332,490	443,061

Non-current assets
Derivative instruments	10	40,090	25,514	48,829
Vessels and equipment, net	7	2,154,465	2,171,735	2,217,301
Other fixed assets		5	5	2
Total non-current assets		2,194,560	2,197,254	2,266,132
Total Assets		2,668,939	2,529,744	2,709,193

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	106,708	95,361	103,870
Derivative instruments	10	—	375	—
Payables due to related parties	12	523	369	384
Accounts payable		2,002	2,381	3,508
Other current liabilities	6	49,544	51,639	45,505
Total current liabilities		158,777	150,124	153,267

Non-current liabilities
Long-term debt	8,9	1,703,529	1,577,692	1,708,273
Total non-current liabilities		1,703,529	1,577,692	1,708,273
Total Liabilities		1,862,306	1,727,816	1,861,540

Equity
Share capital (December 31, 2024: 54,520,325 shares issued, par value $0.01 per share (September 30, 2024, par value $0.01 per share and December 31, 2023: 54,520,325 shares issued, par value $0.10 per share))	13	545	545	5,452
Treasury shares at cost (December 31, 2024: 432,557 (September 30, 2024: 432,557 and December 31, 2023: 784,007))	14	(4,224)	(4,224)	(7,560)
Additional paid in capital	13	904,268	904,214	1,204,634
Contributed Surplus	13	183,535	224,101	—
Accumulated deficit		(277,491)	(322,708)	(354,873)
Total equity		806,633	801,928	847,653
Total Equity and Liabilities		2,668,939	2,529,744	2,709,193

The accompanying notes are an integral part of these condensed consolidated financial statements.

20	Flex LNG Ltd. Fourth Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2024	2024	2023	2024	2023

OPERATING ACTIVITIES
Net income		45,217	17,408	19,391	117,684	120,039
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	7	19,015	19,012	18,757	75,482	73,363
Extinguishment costs of long-term debt		—	637	—	637	10,238
Amortization of debt issuance costs		613	666	617	2,503	2,490
Share-based payments	15	54	288	363	1,063	1,749
Foreign exchange (gain)/loss		486	(84)	(255)	800	350
Change in fair value of derivative instruments	10	(14,951)	10,497	18,673	(1,838)	6,686
Drydocking expenditure	7	(1,745)	(797)	(185)	(12,645)	(20,714)
Other		2	(27)	—	(223)	(3)
Changes in operating assets and liabilities, net:
Inventory		144	(17)	67	267	169
Other current assets	5	5,698	3,447	2,033	(3,702)	(10,313)
Receivables due from related parties	12	71	(201)	(131)	100	(726)
Payables due to related parties	12	154	(102)	26	139	56
Accounts payable		(379)	(377)	(21)	(1,506)	1,714
Other current liabilities	6	(2,095)	(2,185)	(5,075)	4,038	(10,064)
Net cash provided by operating activities		52,284	48,164	54,260	182,799	175,034

INVESTING ACTIVITIES
Purchase of other fixed assets		—	(4)	—	(4)	(2)
Net cash used in investing activities		—	(4)	—	(4)	(2)

FINANCING ACTIVITIES
Repayment of long-term debt	9	(22,914)	(26,565)	(26,437)	(102,440)	(110,827)
Proceeds from revolving credit facilities	9	383,675	85,000	400,000	1,268,675	1,756,667
Repayment of revolving credit facilities	9	(383,675)	(335,000)	(400,000)	(1,518,675)	(1,606,667)
Prepayment of long-term debt	9	—	(80,769)	—	(80,769)	(595,344)
Proceeds from long-term debt	9	160,000	270,000	—	430,000	650,000
Extinguishment costs paid on long-term debt	9	—	—	—	—	(1,433)
Proceeds from termination of derivative instruments	10	(408)	222	—	10,169	—
Financing costs		(279)	(2,510)	(16)	(2,801)	(7,712)
Proceeds from distribution of treasury shares	15	—	1,025	—	1,909	—
Dividends paid	3	(40,566)	(40,403)	(47,019)	(161,674)	(181,225)
Net cash provided by/ (used in) financing activities		95,833	(129,000)	(73,472)	(155,606)	(96,541)

21	Flex LNG Ltd. Fourth Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2024	2024	2023	2024	2023
Effect of exchange rate changes on cash		(487)	156	255	(531)	(348)
Net increase/(decrease) in cash, cash equivalents and restricted cash		147,630	(80,684)	(18,957)	26,658	78,143

Cash, cash equivalents and restricted cash at the beginning of the period	4	289,573	370,255	429,501	410,544	332,401
Cash, cash equivalents and restricted cash at the end of the period	4	437,203	289,573	410,544	437,203	410,544
The accompanying notes are an integral part of these condensed consolidated financial statements.

22	Flex LNG Ltd. Fourth Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the year ended December 31, 2024:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2024	53,736,318	5,452	(7,560)	1,204,634	—	(354,873)	847,653
Share-based payments	—	—	—	358	—	—	358
Net income	—	—	—	—	—	33,224	33,224
Dividends paid	—	—	—	—	—	(40,302)	(40,302)
At March 31, 2024	53,736,318	5,452	(7,560)	1,204,992	—	(361,951)	840,933
Transfer arising from change in par value of shares	—	(4,907)	—	—	4,907	—	—
Transfer to contributed surplus	—	—	—	(300,000)	300,000	—	—
Distributed treasury shares	134,514	—	1,297	(413)	—	—	884
Share-based payments	—	—	—	363	—	—	363
Net income	—	—	—	—	—	21,835	21,835
Dividends paid	—	—	—	—	(40,403)	—	(40,403)
At June 30, 2024	53,870,832	545	(6,263)	904,942	264,504	(340,116)	823,612
Distributed treasury shares	216,936	—	2,039	(1,015)	—	—	1,024
Share-based payments	—	—	—	287	—	—	287
Net income	—	—	—	—	—	17,408	17,408
Dividends paid	—	—	—	—	(40,403)	—	(40,403)
At September 30, 2024	54,087,768	545	(4,224)	904,214	224,101	(322,708)	801,928
Share-based payments	—	—	—	54	—	—	54
Net income	—	—	—	—	—	45,217	45,217
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At December 31, 2024	54,087,768	545	(4,224)	904,268	183,535	(277,491)	806,633

The accompanying notes are an integral part of these condensed consolidated financial statements.

23	Flex LNG Ltd. Fourth Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the year ended December 31, 2023:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2023	53,682,140	5,452	(8,082)	1,203,407	(293,687)	907,090
Share-based payments	—	—	—	692	—	692
Net income	—	—	—	—	16,531	16,531
Dividends paid	—	—	—	—	(53,682)	(53,682)
At March 31, 2023	53,682,140	5,452	(8,082)	1,204,099	(330,838)	870,631
Share-based payments	—	—	—	341	—	341
Net income	—	—	—	—	39,016	39,016
Dividends paid	—	—	—	—	(40,262)	(40,262)
At June 30, 2023	53,682,140	5,452	(8,082)	1,204,440	(332,084)	869,726
Distributed treasury shares	54,178	—	522	(522)	—	—
Share-based payments	—	—	—	353	—	353
Net income	—	—	—	—	45,101	45,101
Dividends paid	—	—	—	—	(40,262)	(40,262)
At September 30, 2023	53,736,318	5,452	(7,560)	1,204,271	(327,245)	874,918
Share-based payments	—	—	—	363	—	363
Net income	—	—	—	—	19,391	19,391
Dividends paid	—	—	—	—	(47,019)	(47,019)
At December 31, 2023	53,736,318	5,452	(7,560)	1,204,634	(354,873)	847,653

The accompanying notes are an integral part of these condensed consolidated financial statements.

24	Flex LNG Ltd. Fourth Quarter Results 2024

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2023 included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 5, 2024.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2023.

Recent accounting pronouncements
Recently issued accounting pronouncements are not expected to materially impact the Company.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

25	Flex LNG Ltd. Fourth Quarter Results 2024

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2024	2023	2024	2023
Net income	45,217	17,408	19,391	117,684	120,039

Weighted average number of ordinary shares	53,939,768	53,881,486	53,736,318	53,851,304	53,697,594
Share options	16,255	154,650	239,871	177,648	288,095
Weighted average number of ordinary shares, adjusted for dilution	53,956,023	54,036,136	53,976,189	54,028,952	53,985,689

Earnings per share:
Basic	0.84	0.32	0.36	2.19	2.24
Diluted	0.84	0.32	0.36	2.18	2.22

Dividends/Distributions paid per share	(0.75)	(0.75)	(0.88)	(3.00)	(3.38)

On November 11, 2024, the Company’s Board of Directors declared a cash distribution for the third quarter of 2024 of $0.75 per share. This distribution was paid on December 11, 2024, to shareholders on record as of November 27, 2024.

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2024	2024	2023
Cash and cash equivalents	437,154	289,519	410,425
Restricted cash	49	54	119
	437,203	289,573	410,544

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

26	Flex LNG Ltd. Fourth Quarter Results 2024

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2024	2024	2023
Trade accounts receivable, net	1,404	6,539	447
Accrued income	19,741	18,903	12,114
Prepaid expenses	6,742	9,825	7,498
Other receivables	3,779	1,925	6,581
	31,666	37,192	26,640

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2024	2024	2023
Accrued expenses	12,236	14,293	12,582
Deferred charter revenue	37,124	37,030	32,441
Other current liabilities	50	182	482
Provisions	134	134	—
	49,544	51,639	45,505

27	Flex LNG Ltd. Fourth Quarter Results 2024

Note 7: Vessels and equipment, net
Movements in the year ended December 31, 2024 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Drydocks	Total

Cost
At January 1, 2024	2,467,470	43,214	2,510,684
Additions	—	12,645	12,645
Disposals	—	(5,000)	(5,000)
At December 31, 2024	2,467,470	50,859	2,518,329

Accumulated depreciation
At January 1, 2024	(275,371)	(18,012)	(293,383)
Charge	(65,904)	(9,578)	(75,482)
Disposals	—	5,000	5,000
At December 31, 2024	(341,275)	(22,590)	(363,865)

Net book value
At January 1, 2024	2,192,099	25,202	2,217,301
At December 31, 2024	2,126,195	28,269	2,154,465

In April 2024 and May 2024, we successfully completed the drydockings of Flex Constellation and Flex Courageous, respectively, in accordance with the guided timing and cost.

Note 8: Capital commitments

As of December 31, 2024, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale and leaseback	Period repayment	Balloon repayment	Total
1 year	60,317	48,589	—	108,906
2 years	61,504	48,589	—	110,093
3 years	62,749	48,589	—	111,338
4 years	64,078	48,588	102,632	215,298
5 years	65,426	21,256	290,154	376,836
Thereafter	712,565	8,286	180,000	900,851
Total	1,026,639	223,897	572,786	1,823,322

Sale and leaseback's, which are classified as financing arrangements, include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of their respective charters.

28	Flex LNG Ltd. Fourth Quarter Results 2024

Note 9: Long-term debt

As of December 31, 2024, the Company had a long-term debt obligations of $1,810.2 million (December 31, 2023: $1,812.1 million).

As of December 31, 2024, the Company's long-term debt obligations, net of debt issuance costs, are summarized as follows;

(figures in thousands of $)
Facility Name	Type	Maturity Date	Current portion	Non-current portion	Total
Flex Resolute $150 Million Facility	Term	December 2028	7,633	125,555	133,188
Flex Enterprise $150 Million Facility	Term and revolving	June 2029	9,720	117,888	127,608
$290 Million Facility	Term and revolving	March 2029	14,245	247,826	262,071
$270 Million Facility	Term and revolving	February 2030	16,042	252,800	268,842
$320 Million Sale and Leaseback	Sale and leaseback	May 2032	18,418	248,062	266,480
$330 Million Sale and Leaseback	Sale and leaseback	February 2035	16,709	276,836	293,545
Flex Rainbow Sale and Leaseback	Sale and leaseback	February 2033	8,956	153,972	162,928
Flex Volunteer Sale and Leaseback	Sale and leaseback	December 2031	7,305	130,100	137,405
Flex Endeavour Sale and Leaseback	Sale and leaseback	June 2034	7,680	150,490	158,170
			106,708	1,703,529	1,810,237

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby floating interest has been swapped to a fixed rate of interest on an aggregate net notional principal of $635.0 million as of December 31, 2024 (December 31, 2023: $720.0 million).

Our interest rate swap contracts as of December 31, 2024, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)	Notional principal	Weighted Average Maturity Date	Weighted Average Fixed Interest Rate	Interest Rate Benchmark
Receiving floating, pay fixed	560,000	March 2029	2.08%	SOFR
Receiving floating, pay fixed	75,000	August 2025	0.99%	SOFR + CAS (1)

(1)    The reference rate for these interest rate swap agreements are based on SOFR plus a Credit Adjustment Spread of 0.26161% based on the LIBOR fallback protocol.

29	Flex LNG Ltd. Fourth Quarter Results 2024

Movements in the year ended December 31, 2024 for the derivative instrument assets and liabilities is summarized as follows:

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total
At January 1, 2024	48,829	—	48,829
Change in fair value of derivative instruments	1,838	—	1,838
Termination of derivative instruments	(10,577)	—	(10,577)
At December 31, 2024	40,090	—	40,090

Gain/(Loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2024	2023	2024	2023
Change in fair value of derivative instruments	14,951	(10,497)	(18,673)	1,838	(6,686)
Realized gain on derivative instruments	5,138	2,465	7,051	21,000	24,967
Gain/(Loss) on derivatives	20,089	(8,032)	(11,622)	22,838	18,281

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at December 31, 2024 and December 31, 2023, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

30	Flex LNG Ltd. Fourth Quarter Results 2024

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. The carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(figures in thousands of $)		December 31,		December 31,
		2024		2023
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	437,154	437,154	410,425	410,425
Restricted cash	Level 1	49	49	119	119
Derivative instruments receivable	Level 2	40,090	40,090	48,829	48,829
Floating rate debt	Level 2	(1,672,832)	(1,684,666)	(1,667,749)	(1,680,623)
Fixed rate debt	Level 2	(137,405)	(116,060)	(144,394)	(128,218)

There have been no transfers between different levels in the fair value hierarchy during the year ended December 31, 2024.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

31	Flex LNG Ltd. Fourth Quarter Results 2024

Note 12: Related party transactions
We transact business with the following related parties and affiliated companies (and respective subsidiaries), being companies in which Geveran Trading Co. Ltd ("Geveran") and companies associated with Geveran have significant influence or control, including: SFL Corporation Ltd, Seatankers Management Co. Ltd, Paratus Energy Services Ltd, Golden Ocean Group Limited, Frontline Plc, Northern Ocean Limited, Avance Gas Holding Ltd, Front Ocean Management Ltd.
Related Party Balances
A summary of receivables due from related parties and affiliated companies are as follows:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2024	2024	2023
Seatankers Services (UK) LLP	—	—	9
Frontline (Management) Cyprus Limited	686	757	8
Frontline Management (Bermuda) Limited	—	—	510
Avance Gas AS	—	—	232
Sloane Square Capital Holdings Ltd	—	—	19
Paratus Management (UK) Limited	—	—	8
	686	757	786

A summary of payables due to related parties and affiliated companies are as follows:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2024	2024	2023
Seatankers Management Norway AS	—	(10)	—
Frontline (Management) Cyprus Limited	(48)	—	—
Seatankers Management Co. Ltd	(29)	(29)	—
Frontline Corporate Services Ltd	(23)	(23)	(26)
Flex LNG Fleet Management AS	(358)	(259)	(358)
Front Ocean Management Ltd	(65)	(48)	—
	(523)	(369)	(384)

32	Flex LNG Ltd. Fourth Quarter Results 2024

Related Party Transactions
A summary of transactions with related parties and affiliated companies is as follows:

(figures in thousands of $)
	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2024	2023	2024	2023
Administration services fees
Seatankers Management Co. Ltd	(29)	(29)	(32)	(157)	(115)
Front Ocean Management AS	(176)	(57)	(107)	(506)	(400)
Front Ocean Management Ltd	(2)	(134)	(60)	(265)	(257)
Frontline Management (Bermuda) Limited	—	—	(30)	(96)	(128)
Frontline (Management) Cyprus Limited	(48)	(48)	—	(144)	—

Technical Management fees
Flex LNG Fleet Management AS	(950)	(827)	(813)	(3,589)	(3,435)

Office facilities
Frontline PLC	(23)	—	—	(23)	—
Seatankers Management Norway AS	—	—	(20)	(17)	(85)

Administrative support income
Sloane Square Capital Holdings Ltd	—	—	—	—	9
Avance Gas AS	—	—	115	15	293
Paratus Management (UK) Limited	—	—	5	—	5
Seatankers Services (UK) LLP	—	—	4	6	4
Total related party transactions	(1,228)	(1,096)	(938)	(4,777)	(4,109)

Note 13: Share capital, Additional Paid in Capital and Contributed Surplus
At the 2024 Annual General Meeting ("AGM") held in April 2024, the Company's shareholders approved the reduction of the Company's Share Premium Account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) of the Company by $300.0 million and the crediting of the same amount resulting from the reduction to the Company’s Contributed Surplus account, with effect from April 2024. The purpose of this proposal is primarily to increase the ability of the Company to make distributions to its Shareholders.

Also at the 2024 AGM, the Company's shareholders approved a reorganization of the Company's share capital was approved in accordance with the Bermuda Companies Act. Prior to the reorganization, the Company's authorized share capital was 10,000,000,000 shares, par value $0.10 per share. Following the reorganization, the Company's authorized share capital was adjusted to 100,000,000 shares, par value $0.01 per share. As there were 54,520,325 shares issued and fully paid at the time of the reorganization, to reflect the decrease in the par value of each share from $0.10 to $0.01, $4.9 million was transferred from share capital to contributed surplus. The shares of par value $0.01 each rank pari passu in all respects with each other.
In June, September and December 2024, the Company paid cash distributions out of the Company's Contributed Surplus account for the first, second and third quarter 2024 of $0.75 per share respectively.

33	Flex LNG Ltd. Fourth Quarter Results 2024

As at December 31, 2024, the Company had an issued share capital of $0.5 million divided into 54,520,325 ordinary shares, par value $0.01 per share and as at December 31, 2023, the Company had issued share capital of $5.5 million divided into 54,520,325 ordinary shares, par value $0.10 per share.

As at December 31, 2024, the Company had Additional Paid in Capital of $904.3 million (December 31, 2023: $1,204.6 million).

As at December 31, 2024, the Company had Contributed Surplus of $183.5 million (December 31, 2023: $0.0 million).

Note 14: Treasury shares

As at December 31, 2024, the Company holds an aggregate of 432,557 shares (December 31, 2023: 784,007 shares) at a cost of $4.2 million (December 31, 2023: $7.6 million), with a weighted average cost of $9.64 per share (December 31, 2023: $9.64 per share).

Note 15: Share based compensation
As at December 31, 2024, the Company had 20,000 outstanding non-vested share options (December 31, 2023: 271,500), with a weighted average adjusted exercise price of $15.87 (December 31, 2023: $10.51) and a weighted average remaining contractual term of 2.4 years (December 31, 2023: 2.8 years).
The number of outstanding vested share options as at December 31, 2024 was nil (December 31, 2023: 142,000).
Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

34	Flex LNG Ltd. Fourth Quarter Results 2024

Note 16: Subsequent Events

On February 3, 2025, the Company's Board of Directors decided to initiate the process of applying for a voluntarily delisting of the shares on Oslo Stock Exchange. The application to delist from Oslo Stock Exchange will require a resolution from the Annual General Meeting. It is the intention of the Company to recommend such proposal on the agenda for the 2025 Annual General Meeting. The cost of maintaining the dual listing on Oslo Stock Exchange has increased following EU's implementation of the Central Securities Depository Regulation ("CSDR") in 2022 and we expect that the costs will further increase by the implementation of EU's Corporate Sustainability Reporting Directive ("CSRD"). We believe that maintaining a single listing on the NYSE aligns with the best interests of the Company and its shareholders, supporting our efforts to streamline operations. Delisting the shares from Oslo Stock Exchange will reduce regulatory overlap, simplify compliance, and lower costs associated with managing a dual-listing structure. The delisting of the shares from Oslo Stock Exchange will not compromise shareholder protections or access to information. The New York Stock Exchange listing, together with the regulations of the U.S. Securities and Exchange Commission (SEC), offer safeguards for shareholder interests through securities laws and disclosure and governance requirements. More information on the proposal to apply for a delisting will be provided in the Notice to the Annual General Meeting.

On February 3, 2025, the Company’s Board of Directors declared a cash distribution for the fourth quarter of 2024 of $0.75 per share. The distribution will be made from the Company’s Contributed Surplus account, which consists of previously paid in share premium transferred from the Company’s Additional Paid In Capital account. This dividend will be paid on or around March 5, 2025, to shareholders on record as of February 20, 2025. On the NYSE, the ex-dividend date is February 20, 2025 and last day of trading right to receive distribution is February 19, 2025. For shareholders on the OSE holding shares registered with Euronext Securities Oslo, other dates may apply. Information on key dividends dates for shareholders on OSE are made in a separate stock exchange disclosure which is available on our website.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.

35	Flex LNG Ltd. Fourth Quarter Results 2024

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense / (benefit) and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives, termination of long-term debt and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2024	2023	2024	2023
Net income	45,217	17,408	19,391	117,684	120,039
Interest income	(1,471)	(937)	(950)	(4,467)	(4,868)
Interest expense	25,467	26,315	27,655	105,588	108,724
Write-off of unamortized debt issuance costs	—	637	—	637	8,805
Income tax expense	62	18	4	132	78
Depreciation	19,015	19,012	18,757	75,482	73,363
EBITDA	88,290	62,453	64,857	295,056	306,141
Extinguishment costs paid on long-term debt	—	—	—	—	1,433
(Gain)/loss on derivatives	(20,089)	8,032	11,622	(22,838)	(18,281)
Foreign exchange (gain)/loss	486	(84)	(255)	665	350
Adjusted EBITDA	68,687	70,401	76,224	272,883	289,643

36	Flex LNG Ltd. Fourth Quarter Results 2024

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/loss and Change in assets/liabilities of derivative instruments. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for the above items, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

37	Flex LNG Ltd. Fourth Quarter Results 2024

(Unaudited figures in thousands of $, except per share data)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2024	2023	2024	2023
Net income	45,217	17,408	19,391	117,684	120,039
Extinguishment costs of long-term debt	—	637	—	637	10,238
Change in assets/liabilities of derivative instruments	(14,951)	10,719	18,673	8,739	6,686
Foreign exchange (gain)/loss	486	(84)	(255)	665	350
Adjusted net income	30,752	28,680	37,809	127,725	137,313

Weighted average number of ordinary shares	53,939,768	53,881,486	53,736,318	53,851,304	53,697,594
Denominator for diluted earnings per share	53,956,023	54,036,136	53,976,189	54,028,952	53,985,689

Adjusted basic earnings per share	0.57	0.53	0.70	2.37	2.56
Adjusted diluted earnings per share	0.57	0.53	0.70	2.36	2.54

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2024	2023	2024	2023
Vessel operating revenues	90,934	90,483	97,234	356,349	371,022
Less:
Voyage expenses	(1,793)	(273)	(222)	(3,368)	(1,678)
Time charter equivalent income	89,141	90,210	97,012	352,981	369,344

38	Flex LNG Ltd. Fourth Quarter Results 2024

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydockings or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2024	2023	2024	2023
Time charter equivalent income	89,141	90,210	97,012	352,981	369,344

Fleet onhire days	1,184	1,196	1,196	4,711	4,648
Time charter equivalent rate	75,319	75,426	81,114	74,927	79,461
(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

(i) Operating Expenses per day
Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet.
Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period.

39	Flex LNG Ltd. Fourth Quarter Results 2024

Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare Opex to compare the relative performance of the Companies technical performance with other industry peers. Operating expenses is a common shipping industry performance measure used primarily to compare period-to-period borne by the owner of the vessel and therefore can impact the overall net income and performance of the Company's fleet. Opex per day, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with Vessel Operating Expenses, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance
The table below reconciles Vessel Operating Expenses to Opex per day.

(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2024	2023	2024	2023
Vessel operating expenses	(17,597)	(17,836)	(18,421)	(69,918)	(68,357)

Available days	1,196	1,196	1,196	4,758	4,745
Opex per day	(14,713)	(14,913)	(15,402)	(14,695)	(14,406)

40	Flex LNG Ltd. Fourth Quarter Results 2024